UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

August 4, 2009

Commission File No. 000-53083

BBV VIETNAM S.E.A. ACQUISITION CORP.
(Name of registrant)

61 Hue Lane, Hai Ba Trung District
Hanoi, Vietnam
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes ☐   No ☐

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

6-K Items

1.           Press release re BBV Vietnam S.E.A. Acquisition Corp. (“Company”) executes letter of intent for proposed business combination

The Company is furnishing a press release as Exhibit 99.1 to this Form 6-K. This press release provides that the Company has signed a non-binding letter of intent with Migami, Inc. to enter into a business combination.  Pursuant to the provisions of the Company's Articles of Incorporation, the Company now has until February 13, 2010 to complete a business combination.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized, as of the date indicated below.

BBV VIETNAM S.E.A. ACQUISITION CORP.

By:	/s/ Eric M. Zachs
Eric M. Zachs
President

Date: August 4, 2009